UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

IMPAC Medical Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45255A 10 4 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45255A 10 4	13G/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph K. Jachinowski
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 672,501 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 672,501

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 787,391
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 45255A 10 4	13G/A	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

IMPAC Medical Systems, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

100 West Evelyn Avenue, Mountain View, CA 94041

Item 2	(a).	Name of Person Filing:

Joseph K. Jachinowski

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

100 West Evelyn Avenue, Mountain View, CA 94041

Item 2	(c).	Citizenship:

USA

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number: 45255A 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 45255A 10 4	13G/A	Page 4 of 5 Pages

Item 4.	Ownership.

(a) Amount beneficially owned:

787,391 shares[1]

(b) Percent of class:

7.9%[2]

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

672,501 shares[3]

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

672,501 shares[3]

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

[1]	Includes 41,875 shares issuable upon the exercise of outstanding stock options held by Mr. Jachinowski’s wife, which options are exercisable within 60 days of December 31, 2004 and 73,015 shares owned by Mr. Jachinowski’s wife. Does not include 11,252 shares held in trust for Mr. Jachinowski’s children. Mr. Jachinowski has neither voting nor dispositive power over the shares and stock options held by his spouse or the shares held in trust for his children and disclaims beneficial ownership of all such shares.
[2]	Based on 9,942,150 shares of the Issuer’s common stock outstanding as of December 31, 2004.
[3]	On January 17, 2005, the Issuer entered into a definitive agreement (the “Merger Agreement”) to be acquired by Elekta AB (publ). Concurrently with the execution and delivery of the Merger Agreement, Mr. Jachinowski entered into a Stockholder Agreement (the “Stockholder Agreement”), pursuant to which Mr. Jachinowski granted an affiliate of Elekta an irrevocable contingent option to purchase all or any portion of the 672,501 shares held by Mr. Jachinowski. These options will only become exercisable if the proposed acquisition does not occur because the board of directors of the Issuer withdraws or adversely modifies its approval of the Merger Agreement or approves, endorses or recommends an alternative acquisition proposal. Mr. Jachinowski also agreed to vote such shares in favor of the proposed acquisition, against any alternative acquisition proposal, and, absent consent, against certain other corporate actions, including any change in the Issuer’s board of directors or amendment of its Certificate of Incorporation.

CUSIP No. 45255A 10 4	13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2005
(Date)

/s/ Joseph K. Jachinowski
(Signature)

Joseph K. Jachinowski President, Chief Executive Officer & Chairman
(Name/Title)